

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Hilton H. Howell, Jr.
Chief Executive Officer
GRAY TELEVISION INC
370 Peachtree Road
NE Atlanta, GA 30319

> **Re: GRAY TELEVISION INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **Form 8-K**
> **Filed February 23, 2024**
> **File No. 001-13796**

Dear Hilton H. Howell, Jr.:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of the Financial Condition and Results of Operations
Critical Accounting Policies
Annual Impairment Testing of Broadcast Licenses and Goodwill, page 43

1. Please disclose in future filings whether the estimated fair value of your broadcasting reporting unit substantially exceed its carrying value as a result of your goodwill impairment testing. If the broadcasting reporting unit has estimated fair values that do not substantially exceed its carrying values, please provide information that would allow investors to better assess the probability of a future goodwill impairment, including the following:

   • The percentage by which fair value exceeded carrying value at the date of the most

recent test;
• A description of key assumptions used and how they were determined;
• A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and
• A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K .

Notes to Consolidated Financial Statements
Note 2 - Revenue, page 67

2.   Please describe the components other than the deposit liabilities that are classified as deferred revenue. Please clarify whether these components represent an obligation to transfer goods or services to a customer. Refer to ASC 606-10-45-2. That is, confirm that the satisfaction of these obligations will result in the recognition of revenue from contracts with customers. If not, these amounts should be not be classified as deferred revenue.

Note 13 - Goodwill and Intangible Assets
Impairment of goodwill and broadcast licenses, page 89

3.   Please provide us with a reconciliation of the aggregate fair value of your reporting units to your market capitalization as of or around the goodwill impairment test date. Refer to ASC 350-20-35-22 to 35-24.

Form 8-K filed February 23, 2024

Effects of Acquisitions and Divestitures on Our Results of Operations and Non-GAAP Terms
Reconciliation of Non-GAAP Terms (Unaudited), page 7

4.   We note that you present Broadcast Cash Flow, Broadcast Cash Flow Less Cash Corporate Expenses and Free Cash Flow. Please explain whether these are Non-GAAP performance or liquidity measures, and clarify what the measures are attempting to convey. Help us better understand why you appear to be making cash-based adjustments to measures that are reconciled to GAAP net income/(loss). Please support the labels used for each of these measures as they imply that each is a liquidity measure. We refer you to Item 10(e)(1)(i) of Regulation S-K and Questions 100.01, 100.05 and 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5.   We note that you present Operating Cash Flow, a non-GAAP measure reconciled to net income for the eight quarters ended December 31, 2023. We also note the disclosure explaining that this non-GAAP measure represents your average annual Operating Cash Flow as defined in your Senior Credit Agreement. As this non-GAAP measure covers a period of eight quarters, appears to include cash-based adjustments, and gives effect to the revenue and broadcast expenses from acquisitions and divestitures along with synergies expected from acquisitions and related financings, please tell us how you determined that

it is consistent with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology